For Immediate Release

Contact:
ATA Inc. CCG Elite Investor Relations
Carl Yeung, CFO Phone: +(86) 10 65181122-5107	Crocker Coulson, President Phone: +(1) 646-213-1915 Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Preliminary Results for the Fourth Quarter and Fiscal Year Ended March 31, 2009

BEIJING, May 13 /Xinhua-PRNewswire-FirstCall/ — ATA Inc. (“ATA” or the “Company”) (Nasdaq: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for the fiscal year and fourth quarter ended March 31, 2009.

The following are estimates of the Company’s preliminary unaudited financial results for the fiscal year and fourth quarter ended March 31, 2009. Please note that these estimates remain subject to change. These results may, for example, become subject to adjustment based upon, among other things, completion of the full-year reporting process, and audited results could differ materially from the estimates provided below. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of this press release.

Preliminary Fiscal Year 2009 Highlights

•	Net revenue increased 27.6% year-over-year to RMB219.6 million (US$32.1 million).

•	Gross profit increased 21.2% year-over-year to RMB127.5 million (US$18.7 million).

•	Income from operations increased to RMB34.8 million (US$5.1 million) compared to RMB23.4 million in the previous year.

•	Net income was RMB30.7 million (US$4.5 million), compared to RMB20.2 million in the previous year.

•	Net income excluding share-based compensation expense and foreign currency exchange losses, net (non-GAAP) was RMB35.6 million (US$5.2 million), compared to RMB27.7 million in the previous year.

•	Basic and diluted earnings per common share were RMB0.68 (US$0.10) and RMB0.66 (US$0.10), respectively. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) were RMB0.78 (US$0.11) and RMB0.77 (US$0.11), respectively.

•	Basic and diluted earnings per ADS were RMB1.35 (US$0.20) and RMB1.33 (US$0.19), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) were RMB1.57 (US$0.23) and RMB1.54 (US$0.23), respectively. Each ADS represents two common shares of the Company. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

•	For the full year, ATA delivered approximately 5.1 million tests, an increase of 39.4% year over year, while average revenue per test increased to RMB27.2 from RMB21.5 in the same period last year.

Preliminary Fourth Quarter 2009 Highlights

•	Net revenue increased by 8.8% year-over-year to RMB31.7 million (US$4.6 million).

•	Gross profit decreased by 4.6% year-over-year to RMB15.3 million (US$2.2 million).

•	Loss from operations decreased to RMB4.6 million (US$0.7 million) from an operating loss of RMB6.8 million in the same period last year.

•	Net loss was RMB4.0 million (US$0.6 million) compared to net loss of RMB5.7 million in the same period last year.

•	Net loss excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) was RMB3.0 million (US$0.5 million) compared to net loss of RMB4.2 million in the same period last year.

•	Basic and diluted loss per common share was RMB0.09 (US$0.01). Basic and diluted loss per common share excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) was RMB0.07 (US$0.01).

•	Basic and diluted loss per ADS was RMB0.18 (US$0.03). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) was RMB0.13 (US$0.02). Each ADS represents two common shares of the Company. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

•	For the quarter, ATA delivered approximately 677,000 tests, an increase of 13.5% year-over-year. In addition, average revenue per test increased to RMB27.0 from RMB19.2 in the same period last year.

“We achieved 27.6% growth in our net revenue in 2009,” commented Kevin Ma, ATA’s Chairman and Chief Executive Officer. “We are pleased to report this performance despite no new ministry-level client launch of new large-scale industry vertical test titles during the year. This means that the platform of existing clients and services we established in 2008 continues to contribute to sustainable, strong organic growth. In addition to our healthy organic growth, we reached important milestones in the execution of our strategic plan with our appointment as exclusive country master distributor for the Test of English for International Communication (“TOEIC”) for Educational Testing Service (“ETS”) and the launch of our HR Select service. These important milestones allow ATA to diversify into the non-government sponsored testing areas and reduce our dependency on government decisions. With the addition of these new services oriented towards the private sector, and as we continue to make progress with our pending ministry customers, we believe we are in a better position today than ever before to monetize the large testing opportunity in China. I would like to take this opportunity to thank our shareholders for support to ATA throughout the year amid a global financial crisis. We will continue to work hard at creating value for our shareholders as we grow our presence in the large testing market in China and continue to strengthen our corporate governance practices while remaining financially prudent.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “Our Fourth Quarter results were ahead of our guidance due to stronger than expected test-taker volume for the Securities Association of China. The exams for brokers and fund sales professionals launched in fiscal 2009 added 168,000 test takers in a seasonally slow quarter and contributed to slightly higher overall average revenue per test. In addition, we booked our first TOEIC test in March 2009, which also contributed positively to the seasonally slower quarter. Offsetting this was 57% year over year decline in quarterly revenue, from testing services provided to the Ministry of Human Resources and Social Security (MOHRSS), formerly the Ministry of Labor. We believe this decline was due to the integration of the Ministry of Labor and the Ministry of Personnel to form MOHRSS. As the new ministry carried out broader integration tasks, one result was lower-than-normal levels of publicity for these tests, and we are confident that a normal course of growth will resume as the integration is completed. We believe the revenue opportunity behind TOEIC and HR Select will also become more visible in the quarters ahead as these services mature. Based on these expected trends, combined with a highly scalable operation, we look forward to even stronger financial performance in coming quarters.”

Preliminary Financial Results for the Fourth Quarter of 2009

For the fourth quarter ended March 31, 2009 (“Fourth Quarter 2009”), ATA estimates net revenue to total RMB31.7 million (US$4.6 million), representing an 8.8% increase year over year. This increase was mainly driven by an estimated 59.1% increase in net revenue from testing services, and an estimated 104.3% increase in net revenue from test preparation and training solutions, while test-based educational programs declined by an estimated 33.3%.

The overall number of tests delivered increased by 13.5% year over year to approximately 677,000 in Fourth Quarter 2009, while the average revenue per test delivered rose to RMB27.0 from RMB19.2 in the same period of fiscal year 2008. This increase in average revenue per test was due in part to a significant increase in the number of tests delivered for the Securities Association of China.

Fourth Quarter 2009 gross profit is estimated to have decreased by 4.6% year over year to RMB15.3 million (US$2.2 million) from RMB16.0 million in the same period last year. Gross margin is estimated to have decreased to 48.1% in Fourth Quarter 2009 from 54.9% in the same period last year, driven by the increase of amortization on internal-use software for future business, and the decrease of profitability on testing service provided to MOHRSS, formerly the Ministry of Labor. The newly created MOHRSS resulted in a 57% year-on-year decline in test volume while relevant fixed cost was maintained.

Fourth Quarter 2009 operating expenses are estimated to have decreased by 12.8% year over year to RMB20.0 million (USS$2.9 million) from RMB22.8 million in the same period last year, primarily due to the decrease in sales and marketing expenses related to the bonus to sales persons, and share-based compensation.

Loss from operations is estimated to decrease to RMB4.6 million (US$0.7 million) for Fourth Quarter 2009 from an operating loss of RMB6.8 million in the same period last year. Operating margin is expected to be negative 14.5% in the Fourth Quarter of 2009 compared to negative 23.3% in the same period last year. Operating margins improved due to the decrease of operating expenses.

Net loss for the Fourth Quarter 2009 is estimated to be RMB4.0 million (US$0.6 million), compared to net loss of RMB5.7 million in the same period last year. Basic and diluted loss per common share is expected to total RMB0.09 (US$0.01), and basic and diluted loss per ADS totaled RMB0.18 (US$0.03).

Net loss excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) is expected to total RMB3.0 million (US$0.5 million) for Fourth Quarter 2009 compared to loss of RMB4.2 million in the same period last year. Basic and diluted loss per common share excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) are expected to be RMB0.07 (US$0.01). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) are expected to be RMB0.13 (US$0.02). Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Preliminary Financial Results for the Fiscal Year Ended March 31, 2009

For the fiscal year ended March 31, 2009, ATA estimates net revenue of RMB219.6 million (US$32.1 million), representing a 27.6% increase over net revenue for the fiscal year ended March 31, 2008.

The total number of tests delivered was approximately 5.1 million, an increase of 39.4% over the fiscal year ended March 31, 2008, while average revenue per test increased to RMB27.2 from RMB21.5 the prior year.

The gross profit margin for the full year is expected to be 58.0% compared to 61.1% for the fiscal year ended March 31, 2008 due to lower contribution from the Company’s higher gross margin test preparation and training solutions, and lower gross margin in the Fourth Quarter.

The Company’s operating margin is expected to improve to 15.8% compared to 13.6% for the fiscal year ended March 31, 2008.

Net income is estimated to be RMB30.7 million (US$4.5 million), and net income excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) is estimated to be RMB35.6 million (US$5.2 million).

Basic and diluted earnings per common share were RMB0.68 (US$0.10) and RMB0.66 (US$0.10), respectively. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) were RMB0.78 (US$0.11) and RMB0.77 (US$0.11), respectively.

Basic and diluted earnings per ADS are expected to be RMB1.35 (US$0.20) and RMB1.33 (US$0.19), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) are expected to be RMB1.57 (US$0.23) and RMB1.54 (US$0.23), respectively. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Operating Data

As of March 31, 2009, ATA had 1,925 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended March 31, 2009 were 22.8 million. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the year ended March 31, 2009 were 22.7 million and 23.1 million, respectively. Each ADS represents two common shares.

ATA had 45.1 million common shares outstanding as of March 31, 2009.

First Quarter 2010 and Full Year Fiscal Year 2010 Guidance

For the fiscal 2010 first quarter, ending June 30, 2009, ATA forecasts net revenue will be in the range of RMB76 million to RMB81 million, representing growth in the range of 11% to 19% compared to the first quarter of fiscal 2009. ATA’s preliminary guidance for net revenue for the fiscal year ended March 31, 2010 is in the range of RMB260 million to RMB280 million, which would represent 18% to 28% growth over estimated net revenue for fiscal year 2009. These forecasts reflect the Company’s policy to not include new or unimplemented contracts in its guidance. This is ATA’s current and preliminary view, which is subject to change. Our preliminary results of operations for Fourth Quarter 2009 and the fiscal year ended March 31, 2009 are not necessarily indicative of our operating results for any future periods.

Conference Call

The Company will host a conference call at 9:00 a.m. ET on May 14, 2009, to discuss the results for Fourth Quarter 2009 and full fiscal year. Joining Kevin Ma, Chairman and Chief Executive Officer of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1-866-203-3206 five to ten minutes prior to the scheduled conference call time and mention the pass code 63747188. International callers should dial +1-617-213-8848, and mention the pass code 63747188.

If you are unable to participate in the call at this time, a replay will be available on May 14, 2009 at 12:00 p.m. ET, through May 21, 2009. To access the replay, dial +1-888-286-8010, international callers should dial +1-617-801-6888, and enter the pass code 26515642.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn . To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

Other Announcements

On February 28, 2009, ATA completed the acquisition of the entire equity interest of Beijing Jindixin Software Technology Company Limited, or Beijing Jindixin, and its parent company, JDX Holdings Limited. The acquisition is expected to expand ATA’s business by allowing ATA to market test delivery services to test sponsors that are using software developed by Beijing Jindixin. The valuation for the fair value of the assets acquired and the liabilities assumed on February 28, 2009 is still in process.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,925 authorized test centers located throughout China as of March 31, 2009, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 28 million tests including 18.4 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal quarter ending June 30, 2009 and the fiscal year ending March 31, 2010. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to deploy new test titles, the Company’s ability to win new enterprise contracts, the Company’s ability to convert its existing enterprise contracts into actual revenue, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008, which was filed with the U.S. Securities and Exchange Commission on August 28, 2008 and is available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2008.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gains (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gains (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release. ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gains (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end this release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the fourth quarter of 2009 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8329 to US$1.00, the noon buying rate as of March 31, 2009 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

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UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

		Three-month Period Ended		Fiscal Year Ended
	March 31,	March 31,	March 31,	March 31,
	2008	2009	2008	2009

	RMB	RMB	RMB	RMB

GAAP net income (loss)	(5,721,873)	(3,999,777)	20,169,779	30,690,074
Share-based compensation expenses	1,893,938	993,523	7,252,520	5,585,409
Foreign currency exchange (gain) losses, net	(379,425)	3,873	235,742	(665,557)
Non-GAAP net income (loss)	(4,207,360)	(3,002,381)	27,658,041	35,609,926

GAAP earnings (loss) per ADS:
Basic	(0.32)	(0.18)	1.59	1.35
Basic
Diluted	(0.32)	(0.18)	1.07	1.33
Share-based compensation expenses per ADS:
Basic	0.11	0.04	0.57	0.25
Diluted	0.11	0.04	0.38	0.24
Foreign currency exchange (gain) losses per ADS:
Basic	(0.02)	0.01	0.01	(0.03)
Diluted	(0.02)	0.01	0.01	(0.03)
Non-GAAP earnings (loss) per ADS:
Basic	(0.23)	(0.13)	2.17	1.57
Diluted	(0.23)	(0.13)	1.46	1.54
Non-GAAP earnings (loss) per common share:
Basic	(0.12)	(0.07)	1.09	0.78
Diluted	(0.12)	(0.07)	0.73	0.77